UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 26, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling,com Tel: (646) 284-9416

TGS Reports First Quarter 2012 Results

FOR IMMEDIATE RELEASE: Thursday, April 26, 2012

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) announced today a net income of Ps. 79.4 million, or Ps. 0.100 per share (Ps. 0.500 per ADS), for the three-month period ended March 31, 2012, compared to a net income of Ps. 88.9 million, or Ps. 0.112 per share (Ps. 0.559 per ADS), in the same period in 2011.

The decrease in net income is mainly explained by a lower operating income of Ps. 10.6 million, mainly driven by the net negative impact related to the increase in the variable production cost of Natural Gas Liquids (“Liquids”), which was partially mitigated by higher revenues generated by the Other Services business segment.

First Quarter 2012 vs. First Quarter 2011

In the three-month period ended March 31, 2012, TGS posted total net revenues of Ps. 645.0 million, up from Ps. 531.5 million recorded in the first quarter of 2011.

Natural gas transportation revenue amounted to Ps. 143.6 million for the first quarter of March 31, 2012, compared to Ps. 134.6 million earned in the same year-ago quarter. The Ps. 9.0 million increase is mainly due to the higher revenues generated by the operation and maintenance of the gas transportation assets which started operating at the end of 2011, and belong to certain fideicomisos de gas (trusts), as explained below.

The Natural Gas Transportation business segment represented approximately 22% and 25% of the Company’s total revenue in 2012 and 2011, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the natural gas transportation facilities, which belong to certain fideicomisos de gas (trusts) created by the Argentine government to expand the transportation capacity of the Argentine pipeline system. This business segment is subject to “ENARGAS” (the National Gas Regulatory Body) regulation.

The Production and Commercialization of Liquids segment revenue increased to Ps. 450.6 million in the three-month period ended March 31, 2012, up 19.4% from Ps. 377.3 million in the same 2011 period. This variation is mainly due to (i) the depreciation of the local currency, which was reflected as higher revenues when stated in Argentine pesos, and (ii) the rise in the ethane price by more than 30%, which reflects the pass through of the production cost increase mentioned below.

Liquids Production and Commercialization revenue accounted for approximately 70% and 71% of the total revenue for the first quarters of 2012 and 2011, respectively. Liquids Production and Commercialization business consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which connects each of TGS’s main pipelines, and where ethane, propane, butane and natural gasoline are recovered. The commercialization of Liquids is made for both the Company’s own account and on behalf of its clients.

In the first quarter of 2012, Other Services revenues amounted to Ps. 50.8 million, Ps. 31.2 million above the same period of 2011. This significant rise is mainly explained by higher revenues generated by construction services rendered in connection with expansion works both in the transportation pipeline system and in the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank.

The Other Services business segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 8% and 4% of the revenue in the three-month periods ended March 31, 2012 and 2011, respectively. Midstream activities consist of natural gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at the wellhead, typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the first quarter of 2012 increased to Ps. 469.4 million from Ps. 345.3 million in the first quarter of 2011, mainly due to a Ps. 67.7 million increase in variable production costs of Liquids resulting from the rise in the tariff charge created by the Argentine Government in 2008 to finance the imports of natural gas. The tariff charge went up, effective December 1, 2011, increasing from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas. In addition, export tax charge and labor cost increased by Ps. 21.7 million and Ps. 13.8 million, respectively.

Other expenses, net decreased by Ps. 3.0 million, mainly due to lower contingency accruals.

Net financial expense increased to Ps. 49.4 million in 2012’s first quarter, from Ps. 43.9 million reported in the same quarter of 2011, mainly due to a lower foreign exchange gain generated by assets denominated in US dollars, with an average balance much lower in the 2012’s first quarter than in 2011’s same period.

For the 2012’s first quarter, TGS reported a Ps. 43.2 million income tax expense, compared to Ps. 47.8 million reported in 2011’s period. The Ps. 4.6 million decrease is related to a lower taxable income reported in the 2012’s period.

Liquidity and Capital Resources

Cash flow from operating activities for the three-month period ended March 31, 2012 amounted to Ps. 198.8 million, which was mostly allocated to increase the Company’s cash position. For detailed information about the Company’s cash flow please refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%; and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.) with the remaining 10%.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the three-month periods ended March 31, 2012 and 2011

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	1st. Quarter 2012	1st. Quarter 2011
Net Revenues	**645.0**	**531.5**
Natural Gas Transportation	143.6	134.6
Liquids Production and Commercialization	450.6	377.3
Other Services	50.8	19.6
Operating Costs	**(339.4)**	**(239.3)**
Operation and Maintenance	(285.6)	(186.2)
Depreciation and Amortization Expenses	(53.8)	(53.1)
Gross Operating Profit	**305.6**	**292.2**
Administrative and Selling Expenses	(130.0)	(106.0)
Operating Income	**175.6**	**186.2**
Other Expense, net	(3.7)	(6.7)
Gain on Related Companies	0.1	1.1
Net Financial Expense	(49.4)	(43.9)
Net income before Income Tax	**122.6**	**136.7**
Income Tax	(43.2)	(47.8)
Net Income	**79.4**	**88.9**
Earnings per share	0.100	0.112
Earnings per ADS	0.500	0.559

Operating Data

Transmission Volumes (millions of cf/d)	2012	2011
Average firm contracted capacity	2,899.3	2,825.2
Average deliveries	2,101.2	2,087.1
Processing sales (thousands of short tons)		
Ethane	94.1	113.3
Propane and Butane	158.0	145.8
Natural Gasoline	25.5	31.9

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended

March 31, 2012 and 2011

(In millions of Argentine pesos)

Three-month period ended March 31, 2012	Natural Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	143.6	450.6	50.8	-	645.0
Operating income (loss)	29.9	145.0	23.6	(22.9)	175.6
Depreciation of PP&E	39.9	10.7	3.2	2.2	56.0
Additions to PP&E	25.7	8.0	5.2	1.5	40.4
Identifiable assets	3,613.8	578.9	286.1	679.2	5,158.0
Identifiable liabilities	476.3	137.8	7.9	2,503.1	3,125.1

Three-month period ended March 31, 2011
Net revenues	134.6	377.3	19.6	-	531.5
Operating income (loss)	40.1	168.0	1.5	(23.4)	186.2
Depreciation of PP&E	40.1	10.3	2.8	1.0	54.2
Additions to PP&E	15.6	7.3	12.8	1.6	37.3
Year ended December 31, 2011
Identifiable assets	3,622.0	617.8	253.0	531.3	5,024.1
Identifiable liabilities	445.7	162.8	13.3	2,448.8	3,070.6

Breakdown of Net Financial Expense for the three-month periods ended

March 31, 2012 and 2011

 (In millions of Argentine pesos)

	2012	2011
Generated by Assets
Interest	11.8	4.4
Foreign exchange gain	10.9	23.1
Subtotal	22.7	27.5
Generated by Liabilities
Interest expense	(38.8)	(37.1)
Foreign exchange loss	(26.9)	(28.9)
Others	(6.4)	(5.4)
Subtotal	(72.1)	(71.4)
Total	(49.4)	(43.9)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of March 31, 2012 and December 31, 2011
(In millions of Argentine pesos)

	03/31/2012	12/31/2011
Current assets		
Cash and deposits in banks	355.1	234.2
Investments, net	252.5	225.1
Trade receivables, net	353.5	340.4
Other receivables	46.6	71.5
Inventories	13.0	7.6
Total current assets	**1,020.7**	**878.8**
Non current assets		
Trade receivables	57.5	52.1
Other receivables	77.2	74.0
Investments, net	3.3	3.2
Property, plant and equipment, net	3,996.1	4,012.6
Intangible assets, net	3.2	3.4
Total non current assets	**4,137.3**	**4,145.3**
Total assets	**5,158.0**	**5,024.1**
Current liabilities		
Accounts payable	311.6	291.5
Loans	48.4	15.9
Payroll and social security taxes payable	37.4	53.1
Taxes payable	50.0	49.1
Advances from customers	25.2	29.2
Other liabilities	5.8	5.7
Provisions for contingencies	134.9	130.8
Total current liabilities	**613.3**	**575.3**
Non current liabilities		
Loans	1,637.9	1,609.8
Taxes payable (deferred income tax)	597.1	604.4
Advances from customers	276.8	281.1
Total non current liabilities	**2,511.8**	**2,495.3**
Total liabilities	**3,125.1**	**3,070.6**
Shareholders' equity	**2,032.9**	**1,953.5**
Total liabilities and shareholders' equity	**5,158.0**	**5,024.1**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2012 and 2011

(In millions of Argentine pesos)

	2012	2011
Cash flows provided by operating activities		
Net income for the period	79.4	81.3
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	56.0	54.2
Amortization of intangible assets	0.2	0.3
Consumption of materials	0.7	5.4
Increase in allowances and provisions	4.1	8.2
(Gain) /loss on related companies	(0.1)	(1.1)
Interest expense accrual	38.8	37.1
Interest accrual generated by investments other than cash and cash equivalents	(1.9)	0.0
Interest expense paid	0.0	0.0
Income tax accrued	43.2	55.4
Income tax and asset tax paid	(24.0)	(68.4)
Foreign exchange loss	23.8	25.8
Changes in assets and liabilities:		
Trade receivables	(18.3)	(33.8)
Other receivables	21.8	(12.5)
Inventories	(5.4)	(8.5)
Accounts payable	37.1	(1.3)
Payroll and social security taxes	(15.7)	(13.1)
Taxes payable	(25.6)	2.0
Advances from customers	(15.3)	(10.5)
Other liabilities	0.1	0.1
Provisions for contingencies	(0.1)	(0.3)
Cash flows provided by operating activities	**198.8**	**120.3**
Cash flows used in investing activities		
Additions to property, plant and equipment	(54.4)	(53.7)
Cash flows used in investing activities	**(54.4)**	**(53.7)**
Cash flows used in financing activities		
Payment of loans	-	-
Cash flows used in financing activities	-	-
Net increase in cash and cash equivalents	**144.4**	**66.6**
Cash and cash equivalents at the beginning of the year	**346.7**	**1,089.5**
Cash and cash equivalents at the end of the period	**491.1**	**1,156.1**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: April 26, 2012